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August 24, 2010

Brandon A. Hill
Attorney - Advisor
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Turkcell: File No. 1-15092

Dear Sir,

Reference is made to the comment letter of Mr. Larry Spirgel dated August 11 to Turkcell regarding Turkcell’s 20-F for the year ended December 31, 2009.  As discussed, Turkcell is preparing its responses and expects to be able to delivery these on or prior to September 10, 2010.

Should you or your colleagues have any questions or comments in the interim, please do not hesitate to contact me at 011 33 1 53 89 70 00 or stoutounji@shearman.com.

Very truly yours,

Sami Toutounji

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